SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07028498

November 16, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published November 5, 9, 12, 13 and 14, 2007.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

Published	Item	Document name	Required by
November 5, 2007	Press Release	Skanska secures additional order for environmental projekt in New York for USD 89 M, approx SEK 610 M	law and by the listing agreement with Stockholm Stock Exchange
November 9, 2007	Press Release	Skanska expects subway project in New York for USD 400 M, about SEK 2.75 billion	law and by the listing agreement with Stockholm Stock Exchange
November 12, 2007	Press Release	Skanska to build for pharmaceutical company In New Jersey for USD 60.5 M, about SEK 410 M	law and by the listing agreement with Stockholm Stock Exchange
November 13, 2007	Press Release	Skanska to build Marriott Hotel in Stockholm for SEK 410 M	law and by the listing agreement with Stockholm Stock Exchange
November 14, 2007	Press Release	Skanska secures railway project in Czech Republic for SEK 370 M	law and by the listing agreement with Stockholm Stock Exchange
November 14, 2007	Press Release	Financing secured for Walsall Hospital PFI Healthcare scheme Skanska invests GBP 8.2 million, approximately SEK 110 million, and receives construction contract worth GBP 174 million, corresponding SEK 2.4 billion	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

November 5, 2007
08:30 am CET

Skanska secures additional order for environmental project in New York for USD 89 M, approximately SEK 610 M

Skanska has secured yet another assignment for the upgrade of water treatment systems at Newtown Creek in New York. The contract totals USD 89 M, approximately SEK 610 M, which is to be included in fourth quarter order bookings. The customer is the New York City Department of Environmental Protection.

The assignment is for demolition and new foundations at the Central Residuals Building. The project is part of a massive upgrade in order to bring treatment systems into compliance with Federal and State environmental standards.

The project includes the demolition of a number of large concrete structures such as sludge storage tanks, and the relocation of 670 m of piping and other utility systems. About 17,000 cubic meters of concrete will be demolished and recycled. The new foundation requires the excavation of 23,000 cubic meters of earth.

Work on site is scheduled to commence in January 2008 and is expected to be completed during the first quarter of 2010.

Skanska is already involved in the upgrade of the Newtown Creek Water Pollution Control Plant in Greenpoint, Brooklyn. Skanska's contract is worth USD 222 M. The company is currently conducting seven extensions of water plants in the New York area. Skanska's largest order in the US to date is for the Croton Water Filtration Plant in New York for which Skanska's contract amounts to USD 1.04 billion.

Skanska USA Civil focuses on construction of transportation infrastructure and facilities for energy, water and water treatment. The company, with operations in the eastern US, Colorado and California, has approximately 4,600 employees. Skanska USA Civil had 2006 sales of approximately SEK 9.8 billion.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press release

November 9, 2007
12:00 noon CET

Skanska expects subway project in New York for USD 400 M, about SEK 2.75 billion

According to MTA New York City Transit, Skanska will be awarded the contract for an extension of the 7 Subway Line in the next few weeks. The contract is expected to amount to USD 1.14 billion, approximately SEK 7.8 billion, of which Skanska's share is 35 percent. When the contract has been signed, USD 400 M, approximately SEK 2,750 M will be included in order bookings for the fourth quarter. The customer is MTA New York City Transit.

The assignment concerns an extension of the 7 Subway Line between Times Square and West Side of Manhattan. The project involves the construction of about 2.4 kilometers of new tunnels with a diameter of 6.5 meters. The tunnel will be constructed at a depth of about 40 meters. Time for completion is estimated at 57 months.

Skanska is a part of a joint venture named S3 Tunnel Constructors in which Skanska USA Civil and J.F. Shea Construction hold 35 percent each and the Schiavone Construction Company holds 30 percent.

Earlier this year, Skanska was awarded the project to build the first stage of the Second Avenue Subway Line on the East Side of Manhattan. This project is also being carried out by S3 Tunnel Constructors. Skanska's share of this contract amounts to USD 126 M. Skanska's largest US order to date is the Croton Water Filtration Plant in New York, in which Skanska's contract amounts to USD 1.04 billion.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The company has about 3,800 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 9.8 billion in 2006.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA.

Press Release

November 12, 2007
8:30 am CET

Skanska to build for pharmaceutical company in New Jersey for USD 60.5 M, about SEK 410 M

Skanska has been chosen as construction manager for expansion of a pharmaceutical facility in New Jersey. The contract amount totals USD 60.5 M, or approximately SEK 410 M, which will be included in order bookings for the fourth quarter. The customer is one of Skanska's repeat customers within the pharmaceutical industry.

The project involves construction of a three-story, approximately 9.300-square-meter building and renovation of an existing 11,600-square-meter building. Among other objectives, the project will improve and expand the company's supply operations and logistics management.

This is the fifth project that Skanska is performing at the facility since 2005. Previous projects include office and laboratory renovations, a new parking deck, cafeteria and fitness center as well as a new clinical manufacturing structure.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 3,900 employees. Revenues totaled approximately SEK 30 billion in 2006.

In addition to a number of biotechnology facilities throughout the U.S. and Puerto Rico, Skanska USA Building is currently constructing the New Meadowlands Stadium and managing an extensive renovation of UN Headquarters in New York City.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

November 13, 2007
08:30am CET

Skanska to build Marriott hotel in Stockholm for SEK 410 M

Skanska has been contracted to build a Marriott hotel on Kungsholmen in central Stockholm. The contract amount is approximately SEK 410 M, which is included in order bookings for the fourth quarter 2007.

The client is the Norwegian company Faktor Eiendom, which will own the hotel property through a fully-owned subsidiary. The hotel will be operated by Scandinavian Hospitality Group and will be designed as a business hotel under the name Courtyard by Marriott Stockholm-Kungsholmen.

Construction will commence in November and the hotel with 272 rooms will receive its first guests in November 2009. The contract is conditional on receipt of the required permits.

The hotel is being built in the Snöflingan block at Lindhagensplan where Skanska is also developing and constructing a residential project with 340 apartments. Skanska is also decking over the Drottningsholmsvägen street that will create an esplanade character to the area.

Skanska Sweden focuses on construction of residential, public and commercial premises as well as the infrastructure throughout Sweden. The business unit has about 11,000 employees and reported revenues in 2006 of about SEK 24 billion. In Sweden, Skanska is also active in the development of residential and commercial properties.

For further information please contact:

Hans Johansson, Business Developer, Skanska Sweden,
tel +46 70 520 36 39.
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99.
Harald Jacobsen, Scandinavian Hospitality Group, tel +47 90 829 801.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

November 14, 2007
08:30 am CET

Skanska secures railway project in Czech Republic for SEK 370 M

Skanska has secured an assignment to rebuild a stretch of railway in the Czech Republic. The total contract amounts to CZK 3.76 billion, about SEK 1.1 billion. Skanska's share is 30%, corresponding to SEK 370 M, which is included in order bookings for the fourth quarter.

The customer is the Czech railway authority, the Railway Infrastructure Administration.

The project involves a 40-kilometer stretch of railway between Planá and Cheb, near the German border in the western Czech Republic. The railway is being upgraded to permit traffic with high-speed trains. The project also includes renovation of seven train stations along the stretch.

Skanska is part of a consortium with the local construction company SSŽ, which has 50 percent, and Viamont DSP, with 20 percent.

Work will begin in January 2008 and be completed in December 2010.

Skanska Czech Republic, which is the largest construction company in the country, had sales of about SEK 11 billion in 2006. The company has about 7,000 employees.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

November 14, 2007
13:45 am CET

Financing secured for Walsall Hospital PFI Healthcare scheme - Skanska invests GBP 8.2 million, approximately SEK 110 million, and receives construction contract worth GBP 174 million, corresponding SEK 2.4 billion

Skanska has reached financial close for the delivery of a 33-year PFI scheme to design, build, finance and operate a major healthcare development – Manor Hospital for the Walsall Hospitals NHS Trust in Walsall, UK. For Skanska, this means:

- receiving a construction contract worth around GBP 174 million, about SEK 2.4 billion, which is to be included in order bookings for the construction operation for the fourth quarter of 2007
- receiving a facilities management contract valued at around GBP 2.3 million, about SEK 30 million, per year for the entire period. GBP 4.6 million, SEK 60 million, hereof will be included in order bookings for the fourth quarter
- investing GBP 8.2 million, approximately SEK 110 million, corresponding to a 50 percent interest in the project company co-owned with Innisfree which also holds a 50 percent share of the project company.

The signed financial close provides for a net cash flow for the Skanska Group of about SEK 345 million in the fourth quarter. This relates largely to advance works and development costs incurred to date. An earnings effect of approximately SEK 40 million arises on the portion of development costs that were previously expensed rather than capitalized. The main portion of the cash flow and the earnings effect is reported in the UK construction operations.

The redevelopment of Manor Hospital will include 40,000 square meter of new accommodation, including a modular ward block containing 136 beds. This unit will complement the existing facilities, some of which are to be refurbished, to provide a total of 558 inpatient beds at completion of the scheme.

Also, the hospital project will include the extensive rejuvenation of the existing facilities to create a single unified hospital. The current, outdated buildings will be replaced; a new state-of-the-art Diagnostic and Treatment Centre will be created along with a new Women, Children and Young

Peoples Centre linked to the existing Maternity Unit. A new Multi-Professional Education Centre will provide training facilities integrated within the mainstream hospital environment.

Preparatory works have been completed and main construction will begin this month with the completion of all new accommodation set for the autumn of 2010 and full completion of the scheme in the summer of 2011. Throughout the phased construction period, all existing healthcare facilities will remain fully operational.

Skanska is a leading Private Public Partnership (PPP) company in the United Kingdom. Work on the largest project to date – development of the Barts and The London hospitals, for which the construction contract amount to approximately GBP 1 billion – is under way. Please, also see www.skanska.com/id

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For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel: +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

END